Building Tomorrow's Enterprise

Infosys®

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DRIVEN BY VALUES

# Performance for the First Quarter ended June 30, 2011

S. Gopalakrishnan
*Chief Executive Officer and Managing Director*

S. D. Shibulal
*Chief Operating Officer and Director*

# Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2011 and on Form 6-K for the quarters ended June 30, 2010, September 30, 2010 and December 31, 2010.These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

# Agenda

- Financial Performance
- Operational Performance
- Client Acquisition & Expansion of Services
- Products, Platforms & Solutions
- Human Resources
- Infrastructure
- Outlook
- Summary

Building Tomorrow's Enterprise

Infosys®
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# Financial Performance

# Highlights...

- Revenues were ₹7,485 crore for the quarter ended June 30, 2011; QoQ growth was 3.2%; YoY growth was 20.8%
- Net profit after tax was ₹1,722 crore for the quarter ended June 30, 2011; QoQ decline was 5.3%; YoY growth was 15.7%
- Earnings per share (EPS) was ₹30.14 for the quarter ended June 30, 2011; QoQ decline was 5.3%; YoY growth was 15.7%

## …Highlights

- 26 clients were added during the quarter by Infosys and its subsidiaries
- Gross addition of 9,922 employees (net addition of 2,740) for the quarter by Infosys and its subsidiaries
- 133,560 employees as on June 30, 2011 for Infosys and its subsidiaries

# Financial Performance

## Statement of Comprehensive Income for three months ended,

As per IFRS

*In ₹ crore, except share data*

| Particulars | June 30, 2011 | June 30, 2010 | Growth (%) | March 31, 2011 | Growth % Q1 12 over Q4 11 |
|---|---|---|---|---|---|
| **Revenues** | 7,485 | 6,198 | 20.8 | 7,250 | 3.2 |
| **Cost of sales** | 4,577 | 3,648 | 25.5 | 4,234 | 8.1 |
| **Gross Profit** | 2,908 | 2,550 | 14.0 | 3,016 | (3.6) |
| **Operational Expenses:** | | | | | |
| **Selling and marketing expenses** | 398 | 339 | 17.4 | 400 | (0.5) |
| **Administration expenses** | 558 | 456 | 22.4 | 514 | 8.6 |
| **Total Operating Expenses** | 956 | 795 | 20.3 | 914 | 4.6 |
| **Operating Profit** | 1,952 | 1,755 | 11.2 | 2,102 | (7.1) |
| **Other Income** | 443 | 239 | 85.4 | 415 | 6.7 |
| **Profit before income taxes** | 2,395 | 1,994 | 20.1 | 2,517 | (4.8) |
| **Income tax expense** | 673 | 506 | 33.0 | 699 | (3.7) |
| **Net Profit** | 1,722 | 1,488 | 15.7 | 1,818 | (5.3) |
| **Earnings per equity share** | | | | | |
| **Basic** | 30.14 | 26.06 | 15.7 | 31.82 | (5.3) |
| **Diluted** | 30.14 | 26.05 | 15.7 | 31.82 | (5.3) |

Building Tomorrow's Enterprise

Infosys®

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# Operational Performance

# Region wise Revenue

*In %*

| | Quarter ended | | | LTM | |
|---|---|---|---|---|---|
| | Jun 30, 2011 | Mar 31, 2011 | Jun 30, 2010 | Jun 30, 2011 | Jun 30, 2010 |
| North America | 64.2 | 63.7 | 67.3 | 64.6 | 66.5 |
| Europe | 21.3 | 22.1 | 20.3 | 21.7 | 21.9 |
| India | 2.6 | 2.7 | 1.7 | 2.4 | 1.4 |
| Rest of the world | 11.9 | 11.5 | 10.7 | 11.3 | 10.2 |
| Total | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 |

# Effort and Utilization

*In %*

| | Quarter ended | | | LTM | |
|---|---|---|---|---|---|
| | Jun 30, 2011 | Mar 31, 2011 | Jun 30, 2010 | Jun 30, 2011 | Jun 30, 2010 |
| **Effort** | | | | | |
| **Onsite** | 25.5 | 24.6 | 22.9 | 24.8 | 22.6 |
| **Offshore** | 74.5 | 75.4 | 77.1 | 75.2 | 77.4 |
| **Utilization** | | | | | |
| **Including trainees** | 69.6 | 68.4 | 73.0 | 71.1 | 69.7 |
| **Excluding trainees** | 74.9 | 75.2 | 78.7 | 77.8 | 76.4 |

# Revenues by Project type*

*In %*

| | Quarter ended | | | LTM | |
|---|---|---|---|---|---|
| | Jun 30, 2011 | Mar 31, 2011 | Jun 30, 2010 | Jun 30, 2011 | Jun 30, 2010 |
| **Fixed Price** | 39.1 | 41.0 | 39.0 | 40.3 | 38.7 |
| **Time & Materials** | 60.9 | 59.0 | 61.0 | 59.7 | 61.3 |
| **Total** | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 |

* *Excluding products*

Infosys®

# Onsite-Offshore Revenue split

*In %*

| | Quarter ended | | | LTM | |
|---|---|---|---|---|---|
| | Jun 30, 2011 | Mar 31, 2011 | Jun 30, 2010 | Jun 30, 2011 | Jun 30, 2010 |
| **Revenue** | | | | | |
| **Onsite** | 50.7 | 49.3 | 48.0 | 49.9 | 46.6 |
| **Offshore** | 49.3 | 50.7 | 52.0 | 50.1 | 53.4 |
| **Total** | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 |

# Customer Concentration

| | Quarter ended | | | Year ended | |
|---|---|---|---|---|---|
| | Jun 30, 2011 | Mar 31, 2011 | Jun 30, 2010 | Mar 31, 2011 | Mar 31, 2010 |
| **Number of Clients** | | | | | |
| Active | 628 | 620 | 590 | 620 | 575 |
| Added during the period | 26 | 34 | 38 | 139 | 141 |
| **Number of million dollar clients** | | | | | |
| 1 Million dollar + | 374 | 366 | 341 | 366 | 338 |
| 5 Million dollar + | 183 | 187 | 170 | 187 | 159 |
| 10 Million dollar + | 125 | 126 | 103 | 126 | 97 |
| 20 Million dollar + | 80 | 73 | 60 | 73 | 59 |
| 30 Million dollar + | 54 | 53 | 43 | 53 | 41 |
| 40 Million dollar + | 44 | 41 | 34 | 41 | 33 |
| 50 Million dollar + | 32 | 28 | 26 | 28 | 26 |
| 60 Million dollar + | 23 | 24 | 17 | 24 | 16 |
| 70 Million dollar + | 21 | 19 | 13 | 19 | 12 |
| 80 Million dollar + | 15 | 15 | 11 | 15 | 10 |
| 90 Million dollar + | 12 | 11 | 10 | 11 | 8 |
| 100 Million dollar + | 11 | 11 | 8 | 11 | 6 |
| 200 Million dollar + | 2 | 2 | 1 | 2 | 1 |
| **Client contribution to revenue** | | | | | |
| Top client | 4.5% | 4.7% | 4.9% | 4.7% | 4.6% |
| Top 5 clients | 15.9% | 15.4% | 15.4% | 15.4% | 16.4% |
| Top 10 clients | 25.2% | 24.9% | 26.1% | 25.7% | 26.2% |
| **Repeat business** | 99.2% | 97.0% | 99.4% | 98.0% | 97.3% |
| **Account receivables – LTM* (in days)** | 63 | 63 | 60 | 63 | 59 |

** Last Twelve Months*

# Awards and Recognitions

- Infosys topped a list of global brands in India emerging as "the most admired" thought leader in a survey by TLG Communications and GlobeScan.
- Infosys was ranked among the greenest Indian brands for the third consecutive year in a consumer survey conducted by Cohn & Wolfe, Esty Environmental Partners and Penn Schoen and Berland Associates.
- The company was also ranked fourth in the International Association of Outsourcing Professionals® (IAOP®) '2011 Global Outsourcing 100®'.
- Independent research firm, Forrester Research positioned Infosys as a leader in The Forrester Wave™: Salesforce.com Implementation, Q2 2011. The report cites Infosys as a "strong choice for firms seeking salesforce.com expertise."
- The 14th Annual Australasian Shared Services & Outsourcing Week in Melbourne saw Infosys BPO's partnership with National Australia Bank being awarded for excellence in customer service.

Building Tomorrow's Enterprise

Infosys®

POWERED BY INTELLECT
DRIVEN BY VALUES

# Client Acquisition & Expansion of Services

# Client Acquisition & Expansion of Services

- Infosys has developed a world-class business consulting model to recharge technology-led transformation for enterprises.
- We transformed the IT environment of a large telecom Original Equipment Manufacturer (OEM) to a cloud based model.
- A leading provider of clean, green technology, products and services partnered with us to develop a business transformation solution to define its core process model in emerging and developed markets.
- For a U.S.-based investment management company, we are building a technology solution to transform its dealer compensation and management platform.
- A U.S.-based high tech major partnered with us for cloud analytics and insights, resulting in improved return on investment through better customer service.
- For a global retail major, Infosys delivered a secure cloud-based solution that tracks carbon footprints of its supplier ecosystem to help identify preferred suppliers for its business.

Building Tomorrow's Enterprise

Infosys®

POWERED BY INTELLECT
DRIVEN BY VALUES

# Products, Platforms & Solutions

## Finacle ™

- Finacle™, our universal banking solution won 11 deals this quarter and 20 client projects went live this quarter. Finacle™ also announced the availability of Finacle Lite™, the banking solution on a private cloud environment for co-operative banks, community banks and credit unions worldwide.
- Finacle™ is being used by over 148 banks across 72 countries to power operations across 47,000 branches. Today, Finacle enables its customer banks to serve 390 million accounts and 289 million consumers worldwide.
- Finacle™ is also leading the financial inclusion objective in India. 45 of the 82 Regional Rural Banks (RRBs) in the country have opted to leverage Finacle across 9,900 branches.

## Infosys iEngage™

- This quarter Infosys iEngage™ signed five strategic wins with large global enterprises.
- Infosys iEngage™ also unveiled its new Social Commerce and enhanced Employee Engagement platform. All five platforms of Infosys iEngage™ are now available on smartphone-enabled devices. Infosys iEngage™ can be delivered through Infosys cloud or client cloud in the Software as a service (SaaS) model.

# Process innovation

During the first quarter, Infosys applied for 27 patent applications in India and the U.S. With this, Infosys has an aggregate of 381 patent applications (pending) in India and the U.S. and has been granted 25 patents by the United States Patent and Trademark Office.

Building Tomorrow's Enterprise

Infosys®

POWERED BY INTELLECT
DRIVEN BY VALUES

# Human Resources

# Human Resources

| | Quarter ended | | | Year ended | |
|---|---|---|---|---|---|
| | Jun 30, 2011 | Mar 31, 2011 | Jun 30, 2010 | Mar 31, 2011 | Mar 31, 2010 |
| **Total employees** | 1,33,560 | 1,30,820 | 1,14,822 | 1,30,820 | 1,13,796 |
| **S/W professionals** | 1,26,129 | 1,23,811 | 1,08,495 | 1,23,811 | 1,06,864 |
| **Billable** | 1,11,667 | 1,09,026 | 95,863 | 1,09,026 | 93,254 |
| **Banking product group** | 6,838 | 6,220 | 5,029 | 6,220 | 4,730 |
| **Trainees** | 7,624 | 8,565 | 7,603 | 8,565 | 8,880 |
| **Sales & Support** | 7,431 | 7,009 | 6,327 | 7,009 | 6,932 |
| **Gross addition** | 9,922 | 8,930 | 8,859 | 43,120 | 27,639 |
| **Of which lateral addition** | 4,044 | 3,591 | 2,942 | 15,883 | 4,895 |
| **Attrition** | 7,182 | 5,889 | 7,833 | 26,096 | 18,693 |
| **Net addition** | 2,740 | 3,041 | 1,026 | 17,024 | 8,946 |
| **Attrition % (LTM)*** | 15.8% | 17.0% | 15.8% | 17.0% | 13.4% |

* *Excluding subsidiaries*

Infosys®

Building Tomorrow's Enterprise

Building Tomorrow's Enterprise

Infosys®
POWERED BY INTELLECT
DRIVEN BY VALUES

# Infrastructure

# Infrastructure

- As on June 30, 2011, the company had **27.98** mn sq. ft of space capable of accommodating **1,26,470** employees and **7.95** mn sq. ft under completion capable of accommodating **36,223** employees

Building Tomorrow's Enterprise

Infosys®

POWERED BY INTELLECT
DRIVEN BY VALUES

# Outlook

# IFRS – Consolidated

***Outlook under IFRS – consolidated****

***Quarter ending September 30, 2011***

- Revenues are expected to be in the range of ₹7,699 crore and ₹7,810 crore; YoY growth of 10.8% to 12.4%
- Earnings per share (EPS) is expected to be in the range of ₹29.64 and ₹30.15; YoY decline of 2.5% to 0.9%

***Fiscal year ending March 31, 2012***

- Revenues are expected to be in the range of ₹31,777 crore and ₹32,311 crore; YoY growth of 15.5% to 17.5%
- Earnings per share (EPS) is expected to be in the range of ₹128.20 and ₹130.08; YoY growth of 7.3% to 8.9%

* *Conversion 1 US$ = ₹44.50*

Building Tomorrow's Enterprise

Infosys®

POWERED BY INTELLECT
DRIVEN BY VALUES

# Summary

# Summary

- We have re-organized the company to be more industry domain focused which will accelerate innovation and make us more responsive to clients' needs. We believe that Infosys is well positioned to be a transformational partner for large clients even as they navigate through uncertain times.
- Infosys is focused on delivering measurable business value to clients - whether it be initiating transformational process changes, accelerating innovation or driving best-in-class efficiencies.
- Our best-practice approach to efficiently run small or large portions of our client's business will free up resources for transformation and innovation-led growth projects.
- We continued to partner with clients enabling them to leverage new business growth opportunities based on our strength and ability to co-create and accelerate innovation.
- Our top five clients grew by 8.2% this quarter. Volumes grew by 4.0% as a result of our tactical engagement with large clients. Our initiatives to address the company's transition into the next generation of global consulting and technology services will position us as a high-quality player in the IT services space.
- We continue to focus on high-quality growth balancing both revenue growth and margins. We are making the right investments to position ourselves as the partner of choice for large global clients.

Infosys®

Building Tomorrow's Enterprise

Infosys®

POWERED BY INTELLECT
DRIVEN BY VALUES

# Thank You

www.infosys.com